EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$75,752,295.89	0.0001102%	$8,347.90

Fees Previously Paid			—

Total Transaction Valuation	$75,752,295.89

Total Fees Due for Filing			$8,347.90

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$8,347.90